Exhibit 97

INCENTIVE COMPENSATION RECOVERY POLICY

1.
ADMINISTRATION
1.1.
The purpose of the PACCAR Inc Incentive Compensation Recovery Policy (the “Policy”) is to recover incentive-based compensation in the event of an accounting restatement, as required by Rule 10D-1 under the Securities and Exchange Act of 1934 (“SEC Rule 10D-1”) and Listing Rule 5608 adopted by the Nasdaq Stock Market LLC (“Nasdaq Rule 5608”).
1.2.
The Policy will be administered by the Compensation Committee of the Board of Directors (the “Committee”) and will be applied in accordance with SEC Rule 10D-1 and Nasdaq Rule 5608, in each case as amended from time to time.
1.3.
The Policy applies to compensation received on or after October 2, 2023.
2.
Recovery of Compensation
2.1.
The Company will, reasonably promptly following an accounting restatement, recover erroneously awarded compensation that is received by an executive officer during the three completed fiscal years (and any applicable “transition period” due to a change in fiscal year) immediately preceding the date that the Company is required to prepare the accounting restatement. The Policy applies to all incentive-based compensation that is received by a person (i) after beginning service as an executive officer, and (ii) who served as an executive officer during the performance period for that incentive-based compensation.
2.2.
An “accounting restatement” is a restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement required to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
2.3.
The term “erroneously awarded compensation” means the amount of incentive-based compensation that exceeds the amount of incentive-based compensation that otherwise would have been received by the executive officer had it been determined based on the restated amounts, without regard to any taxes paid. For incentive-based compensation based on stock price or total shareholder return, the Committee will determine the amount in the manner set forth in paragraph (b)(1)(iii) of Nasdaq Rule 5608.

2.4.
The terms “executive officer,” “financial reporting measures,” “incentive-based compensation” and “received” have the meanings set forth in Nasdaq Rule 5608.
2.5.
The Company is not required to recover erroneously awarded compensation to the extent the Committee determines that recovery would be impracticable and one of the conditions under paragraph (b)(1)(iv) of Nasdaq Rule 5608 are met.
2.6.
The Committee may recover erroneously awarded compensation by requiring payment to the Company, set-off, reducing compensation or such other means as it deems appropriate.
2.7.
The Company may not indemnify an executive officer with respect to amounts recovered under the Policy.
3.
DISCLOSURES

The Company will file all required disclosures with respect to the Policy in accordance with the requirements of federal securities laws.

4.
Other remedies

The Policy is in addition to, and not in lieu of, any other remedies available to the Company under applicable law or any other Company plan, policy, agreement or arrangement.